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July 27, 2006

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

    Re:  First MetLife Investors Variable Annuity Account One
         Post-Effective Amendment No. 11
         File No: 333-96795

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, First MetLife Investors Variable Annuity Account One, hereby requests that the effective date of the above referenced Post-Effective Amendment to the Registration Statement on Form N-4 be accelerated and declared effective on July 27, 2006 at 5:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

FIRST METLIFE INVESTORS
VARIABLE ANNUITY ACCOUNT ONE
(Registrant)

By: FIRST METLIFE INVESTORS INSURANCE COMPANY
    (Depositor)

By: /s/ Richard C. Pearson
    -------------------------------------------------------
    Richard C. Pearson
    Executive Vice President, General Counsel and Secretary